Mail Stop 4561

March 5, 2008

Mr. N. Robert Hammer
CommVault Systems, Inc.
2 Crescent Place
Oceanport, New Jersey 07757

> **Re: CommVault Systems, Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2007**
> **Filed May 25, 2007**
> **Form 10-Q for the Period Ended September 30, 2007**
> **Definitive Proxy Statement on Schedule 14A filed July 23, 2007**
> **Forms 8-K filed May 15, 2007, August 2, 2007, and October 30, 2007**
> **File No. 1-33026**

Dear Mr. Hammer:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Kathleen Collins
Accounting Branch Chief